boon, Inc
Balance Sheet
As of December 31, 2019

ASSETS

Current Assets		
Bank Accounts		
AZLO	$	39,936
Capital One Bank	$	1,685
Stripe	$	523
Total Bank Accounts	**$**	**42,144**
Accounts Receivable		
Accounts Receivable	$	-
Total Accounts Receivable	$	-
Total Current Assets	$	42,144
Other Assets		
Product Development	$	-
Total Other Assets	$	-
TOTAL ASSETS	$	42,144

LIABILITIES AND EQUITY

Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	$	-
Total Accounts Payable	$	-
Credit Cards		
AMEX	$	5,147
INK	$	984
Total Credit Cards	**$**	**6,131**
Other Current Liabilities		
Convertible Note (note 2)	$	68,394
Note Payable (note 3)	$	45,706
Total Other Current Liabilities	$	114,100
Total Current Liabilities	$	120,231
Total Liabilities	$	120,231
Equity		
Paid In Capital	$	13,801
Retained Earnings	$	(4,763)
WeFunder (note 4)	$	122,445
Net Income	**$**	**(209,570)**

Total Equity	$	(78,087)
TOTAL LIABILITIES AND EQUITY	$	42,144

boon, Inc
Profit and Loss
January - December 2019

Income		
Payments from Practices	$	2,208
Total Income	**$**	**2,208**
Cost of Goods Sold		
Provider Payments	$	502
Total Cost of Goods Sold	**$**	**502**
Gross Profit	**$**	**1,706**
Expenses		
Accounting & Tax	$	1,104
Advertising & Marketing	$	47,504
Bank Charges & Fees	$	766
Conferences and Meetings	$	4,784
Contractors	$	56,961
Dues & Subscriptions	$	4,111
Interest Expense	$	4,426
Legal & Professional Services	$	13,372
Meals & Entertainment	$	842
Office Equipment	$	1,193
Office Supplies & Software	$	5,309
Referrals	$	100
Research & Development	$	66,372
Taxes & Licenses	$	204
Travel	$	4,228
Total Expenses	**$**	**211,276**
Net Operating Income	**$**	**(209,570)**
Net Income	**$**	**(209,570)**

boon, Inc
Statement of Cash Flows
January - December 2019

OPERATING ACTIVITIES

Net Income	$	(209,570)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		
Accounts Payable	$	(2,436)
AMEX	$	5,147
INK	$	984
Convertible Note	$	68,394
Note Payable	$	42,527
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	114,615
Net cash provided by operating activities	$	(94,955)

INVESTING ACTIVITIES

Product Development	$	853
Net cash provided by investing activities	$	853

FINANCING ACTIVITIES

Paid In Capital	$	13,801
WeFunder	$	122,445
Net cash provided by financing activities	$	136,246
Net cash increase for period	$	42,144
Cash at end of period	$	42,144

Boon, Inc.

Notes to Financial Statements
December 31, 2019

A summary of significant accounting policies of Boon, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The accounting policies presented in these footnotes conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements. These financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity.

1. Boon, Inc. is a corporation started 12/2018 and registered in North Carolina, USA.   The Company utilizes software technology to match licensed providers to temporary work opportunities, specifically in the dental field.

2. Convertible Notes –

    Regulation D convertible note closed April 2019 with an initial balance of $65,000 and an interest rate of 6% per annum.

    Regulation CF convertible note closed October 2019 with an initial balance of $139,661 and an interest rate of 5% per annum.

3. Note Payable –

    Ryan Vet – principle $45,706 balance as of 12/31/2019 matures at 8/21/2021 with an interest rate of 5% per annum.